April 13, 2009
Ms. Lisa Haynes
Staff Accountant
Division of Corporate Finance
United States Securities and
   Exchange Commission
Washington, D.C. 20549-7010
Re: Form 10-K for the Fiscal Year ended December 31, 2008
File No. 001-11311
Dear Ms. Haynes:
      We are in receipt of your review letter dated April 7, 2009 on the above-referenced filing for NVR, Inc. (“NVR”). As a follow up to your April 10th conversation with Mr. Bob Henley, NVR’s VP and Controller, and noting that NVR is currently engaged in its quarterly closing cycle, please be advised that NVR will submit a response no later than April 30, 2009. Should you have any questions in the meantime, please contact me at 703/956-4005 or Mr. Henley at 703/956-4003. Thank-you.
Sincerely,

/s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

CC:	Mr. Rufus Decker, Accounting Branch Chief - SEC Mr. Paul C. Saville, CEO - NVR Mr. Alan L. Dye, Esq. - Hogan and Hartson Mr. Tom Gerth, Partner - KPMG LLP